December 5, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:    Mark P. Shuman, Branch Chief - Legal

Re:	Changyou.com Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed on February 28, 2013

File No. 001-34271

Dear Mr. Shuman:

We are transmitting this letter on behalf of our client Changyou.com Limited (“Changyou”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Alex Ho, Chief Financial Officer of Changyou, dated November 25, 2013 (the “Comment Letter”), regarding Changyou’s Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

Changyou’s responses to the Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Comment Letter.

RESPONSES TO COMMENT LETTER

General

Staff Comment:

1.	The risk factor on page 9 indicates that to succeed you need to develop versions of your games for mobile devices, and on pages 38 and 45 you state that you have several mobile games in your pipeline. Additionally, in recent earnings calls you describe plans for the mobile market, such as the February 4, 2013 Q4 2012 earnings call that discussed work on mobile versions of popular games, plans to launch mobile games in 2013, and the launch of two business units focusing on mobile games. Please ensure that disclosure in future filings discusses your current plans, investments, and material developments associated with your move into the mobile gaming market, and any resultant uncertainties and risks associated with the market trend towards mobile gaming and your plans and actions addressing the evolving marketplace. Also, discuss the impact of these new products as well as any offsetting impact of deterioration of mature products on revenue. Please ensure the sources of revenue that materially impacted your results and/or resulted in fluctuations in your revenues are discussed in both quantitative and qualitative terms.

Goulston & Storrs PC • Boston • DC• New York • Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 • (617) 482-1776 Tel •(617) 574-4112 Fax • www.goulstonstorrs.com

Changyou Response:

Changyou acknowledges the Staff’s comment, and confirms that it will include in future filings disclosures regarding Changyou’s mobile games business in accordance with the Staff’s suggestions.

Exhibit 15.2

Staff Comment:

2.	Please revise the above-referenced exhibit to consent to the incorporation by reference of counsel’s opinion in the Form S-8, file number 333-161727, initially filed on September 4, 2009. In revising, refer to Securities Act Rule 436(a), which requires the consent to expressly state that counsel consents to the summary or quotation of its opinion.

Changyou Response:

In response to the Staff’s comment, Changyou has obtained the express consent of Haiwen & Partners (“Haiwen”) to the incorporation by reference in Changyou’s Form S-8 (file No. 333-161727), initially filed on September 4, 2009, from the 2012 Form 20-F of summaries of opinions of Haiwen, and has included Haiwen’s consent as an exhibit to a report on Form 6-K being furnished to the SEC via EDGAR on the date of this letter.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Luna Bloom, Esq. (Division of Corporation Finance) Alex Ho (Changyou.com Limited)